Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
407-245-5811

VIA EDGAR
July 26, 2012
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Darden Restaurants, Inc. (File No. 1-13666) Annual Report on Form 10-K for year ended May 27, 2012 Instruction D(3) - Changes in accounting practices
Ladies and Gentlemen:
On July 20, 2012, Darden Restaurants, Inc. (“Darden”) filed with the Commission by EDGAR Darden’s Annual Report on Form 10-K for the year ended May 27, 2012 (the “Form 10-K”).

Pursuant to General Instruction D(3) to Form 10-K, please be advised that the financial statements in the Form 10-K, included as Exhibit 13, do not reflect a change from the preceding year in accounting principles or practices, or in the method of applying such principles or practices.

Thank you, and please call me at 407-245-5811 if you have any questions.

Very truly yours,

/s/ Douglas E. Wentz

Douglas E. Wentz
Senior Associate General Counsel and
Assistant Secretary

Enclosure